RROW MAGNOLIA
International Inc

Since 1927

ANNUAL REPORT
2001

To Our Shareholders:

In 2001, Arrow-Magnolia produced net sales of $13.6 million and net income of $360,000, or 11 cents per basic share, down from sales of $14.2 million and net income of $786,000, or 24 cents per share in 2000.

These results stemmed primarily from a set of challenges not experienced in recent years. Our historic record of sales growth proved impossible to maintain in an environment of slowing economic activity. The tragic events of September 11, 2001 and their aftermath generated an additional negative impact on sales for the remainder of the year. The Company also incurred an increase of approximately $300,000 in hospitalization costs and an additional $150,000 in salary increases, accounting for virtually all of the year-to-year decline in profits.

Given this set of circumstances, we are encouraged that the Company continued to operate profitably and that our business outlook has brightened considerably in the new year. Our current sales rate is running ahead of early 2001, and we are finding it easier to attract qualified sales personnel now that an extremely tight labor supply has relaxed somewhat.

Arrow-Magnolia also entered the new year with record stockholders' equity of $8.3 million, amounting to $2.56 per share on the 3.26 million shares outstanding at year-end 2001. Current assets of $6.7 million at year-end included $2.5 million in cash and equivalents, providing the Company with ample working capital for further growth.

Several elements now in place lead us to regard the balance of 2002 with cautious optimism. Our ties with flagship customers grew stronger during the economic downturn, our greatly expanded telemarketing activities are beginning to produce the sales levels we envisioned, and the new facilities are enabling us to expedite order fulfillment and shipping—which add up to better service for a growing family of customers.

We express special thanks to our loyal personnel who were instrumental in helping us emerge from a time of trial into a future with renewed hope and higher goals. We also thank our shareholders who have stayed the course with us. As an expression of our sincere gratitude, we pledge to devote our utmost efforts to returning the Company to its historic pattern of continuing growth in sales and profits.

Morris Shwiff
Chairman of the Board

The Company's Annual Report, Form 10-K, for the year ended December 31, 2001, as amended, as filed with the Securities and Exchange Commission is reproduced in its entirety herein (except for exhibits and financial statement schedules), as the Company's Annual Report for 2001 to its shareholders. The Form 10-K includes the Company's audited financial statements and other financial data and information, a description of the Company's business and properties and other pertinent information concerning the Company. Certain information concerning the Company's Directors and executive officers, executive compensation and certain transactions and beneficial ownership of principal shareholders of the Company is in the Form 10-K.

DESCRIPTION OF BUSINESS.

Arrow-Magnolia International, Inc., a Texas corporation (the "Company" or "Arrow-Magnolia"), was incorporated in the State of Texas in 1937.

The Company's business consists primarily of the manufacture and distribution of approximately 400 specialty chemical products for use in cleaning and maintaining equipment and general maintenance and sanitation. The Company's manufacturing operations blend, to the Company's specifications and according to the Company's procedures, a variety of chemicals to create the Company's products. The Company packages products that it blends or manufactures and, in addition, purchases products that have been blended or manufactured and then packaged under the Company's private labels by third parties. The Company's products are marketed throughout the United States, Canada and other countries to a variety of consumers. No single customer accounted for as much as 10% of its total net sales during 2001, 2000 or 1999.

The Company's product line includes aircraft coatings, cleaners, corrosion preventatives, degreasers and air fresheners; construction chemicals such as release agents, concrete strippers, safety solvents, custom lubricants and rust reconverters; and telecommunication formulations such as refinishers, cable cleaners, graffiti removers and fiber optic lubricants. Sanitation and maintenance products sold by the Company include soaps, enzymes, deodorants, germicides, insecticides, disinfectants and miscellaneous janitorial supplies. The Company's products are designed and packaged for large-scale users rather than individual household consumers.

The Company currently manufactures certain of its products in order to give the Company greater control over its inventory in terms of quality and availability of goods. Cost savings are also effected through elimination of outside vendor overhead and profit and through reductions in the cost of carrying finished goods inventory versus raw materials. Currently the Company manufactures approximately 60% of its products (measured by 2001 sales expressed in dollars). The raw materials necessary for manufacture of the Company's products and the finished products resold by the Company are readily available from numerous sources and the Company is not dependent on any particular supplier for these items.

The Company markets its products primarily through its own sales personnel consisting of nine sales managers and independent contractors (100 persons) and distributors (five companies). In addition, the Company exhibits its products at national and international trade shows. The Company attends, on a regular basis, major trade shows annually. The Company has no material backlog of orders for its products.

During 2000, the Company learned for the first time that the soil and groundwater underlying its facility in Dallas, Texas had been impacted historically, prior to 1985 when present management assumed control of the Company, with chemicals regulated under the environmental laws. The extent of the contamination is not yet known. The Company entered the Voluntary Cleanup Program offered by the Texas Natural Resources Conservation Commission ("TNRCC") during 2001 and is causing additional studies to be performed to delineate the extent of the chemicals and to determine whether any remediation will be necessary and its nature and extent. The Company has accrued an expense reserve of $250,000 during fiscal 2000 in anticipation of potential costs related to the environmental contamination. Such amount will be reviewed as more information becomes available to the Company and may be adjusted as conditions warrant.

Competition

The business of the Company is highly competitive in all of its phases. However, the industry in which the Company competes is very fragmented and, although three companies are significantly larger than other companies engaged in this industry, no single firm or group of firms dominates the industry as a whole. Further, the total sales volume of the Company's products constitutes only a very small portion of the total available market.

The principal methods of competition in the business of the Company are sales personnel, price, quality and delivery capability. The Company competes with numerous other companies, both domestic and foreign, and with major chemical companies that have many products that are substantially similar to those sold by the Company. Due to the substantial similarity in available products and technology, product differentiation and preference is largely a function of the sales effort. Management therefore believes that the Company is able to compete successfully whenever it maintains aggressive sales personnel.

To the best knowledge of the Company's management, the Company is the only distributor of several products which are specially formulated to the Company's specifications for the particular applications of the telecommunications industry. There is no assurance, however, that other manufacturers will not enter the market in the future.

Employees

As of December 31, 2001, the Company employed fifty-four (54) full-time employees, including its warehouse personnel and administrative, accounting, clerical and sales personnel. In addition, the Company retained the services as independent contractors of one hundred (100) sales representatives. None of the Company's employees are covered by union contracts, and the Company considers its relationship with its employees to be excellent.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is included for quotation on the NASDAQ SmallCap Market tier of the NASDAQ Stock Market under the trading symbol "ARWM". The following table sets forth the high and low sales prices in the common stock during the last eight quarters reported in that market:

	High	Low
Fiscal 2001		
Fourth Quarter	$2.25	$1.90
Third Quarter	2.49	2.00
Second Quarter	2.32	1.90
First Quarter	2.82	1.62
Fiscal 2000		
Fourth Quarter	$4.31	$1.50
Third Quarter	4.50	2.06
Second Quarter	4.00	1.75
First Quarter	3.81	2.00

The approximate number of record holders of the Company's Common Stock as of December 31, 2001, was 350.

The Company has paid no cash dividends with respect to its Common Stock since 1988, when it paid a dividend of $0.05 per share. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following table sets forth for the periods indicated the relative percentages that certain items included in the consolidated statements of income bear to net sales and the percentage changes of such items as compared to the indicated prior period:

	Percentage of Net Sales Years Ended December 31			Increase (Decrease) From Prior Period Years Ended	
	2001	2000	1999	2001 vs. 2000	2000 vs. 1999
Net sales	100.0%	100.0%	100.0%	(4.4)%	1.4%
Cost of sales	56.0%	56.1%	57.2%	(4.5)%	(0.5)%
Gross profit	44.0%	43.9%	42.8%	(4.1)%	3.8%
General and administrative expenses	39.3%	36.4%	31.9%	3.4%	15.7%
Income before other income (expense)	3.8%	7.5 %	11.0%	(52.2)%	(30.1)%
Income before income taxes	4.4%	8.6%	11.8%	(51.0)%	(25.9)%
Net income	2.7%	5.5%	7.5%	(54.2)%	(25.0)%

Comparison of Annual Results.

Net sales for fiscal year 2001 decreased 4.4% to $13,574,847 from $14,193,264 versus fiscal year 2000 after increasing 1.4% from fiscal 1999 to fiscal 2000. The decrease in sales from 2000 to 2001 is the result of general business conditions as affected by the economic downturn and the events of September 11, 2001. The prior year's modest increase is primarily attributable to the extension of sales coverage through the addition of sales personnel. Cost of sales as a percentage of net sales improved to 56.0% in fiscal 2001 from 56.1% in fiscal 2000 and 57.2% in fiscal 1999 as the result of pricing and purchasing. As a result of lower revenue, gross profit decreased by 4.1% to $5,969,865 from $6,227,676 for fiscal 2001 versus fiscal 2000, after increasing by 3.8% from fiscal 1999 to fiscal 2000.

General and administrative expenses increased by $173,403 and rose to 39.3% of net sales in fiscal 2001, or 3.4% from year to year, primarily as the result of increased hospitalization costs (approximately $300,000 increase from fiscal 2000 to fiscal 2001) and salary increases from year to year (approximately $150,000 increase from year to year). Such expenses also increased to 36.4% of net sales in fiscal 2000 from 31.9% in fiscal 1999, or 15.7% from year to year, due to expenses associated with hiring additional sales personnel, such as increased travel expense, substantial one-time expenses in the fourth quarter related to a proposed acquisition of the Company that was terminated (approximately $50,000) and the accrual of $250,000 in expense in anticipation of potential costs related to environmental contamination.

During the second quarter of 2001, the Company settled litigation that was pending at the end of 2000 with the Company contributing $125,000 to the resolution.

Other income generated $87,673 in income in fiscal 2001, $153,596 in income in fiscal 2000 and $110,766 in income during fiscal 1999, primarily as the result of interest earned on excess cash in excess of interest paid. The amount earned during 2001 was adversely affected by falling interest rates.

As a result of these factors, for the fiscal year ended December 31, 2001, net income fell to $360,072 versus $785,918 for fiscal 2000 and $1,048,062 for fiscal 1999.

Liquidity and Capital Resources.

The Company's working capital (total current assets less total current liabilities), which was $5,567,925 as of December 31, 2000, improved to $5,846,893 as of December 31, 2001. The Company's current assets increased as the Company's inventories grew due to increased purchases of sprayers which are provided to customers for use with the Company's products and prepaid income taxes grew as a result of overpayments. Current liabilities decreased due to a reduction in accounts payable.

As shown in the Company's statements of cash flows for 2001, the Company generated $277,787 in cash flow from operations as the Company continued to capitalize on its profitability, partially offset by cash absorbed in receivables as the result of recognition of bad debts. The Company utilized $463,948 in investing activities as it purchased property and equipment, primarily related to sprayers placed into service with customers to be used with the Company's products.

During 2000, the Company learned for the first time that the soil and groundwater underlying its facility in Dallas, Texas had been impacted historically, prior to 1985 when present management assumed control of the Company, with chemicals regulated under the environmental laws. The extent of the contamination is not yet known. The Company entered the Voluntary Cleanup Program offered by the Texas Natural Resources Conservation Commission ("TNRCC") during 2001 and is causing additional studies to be performed to delineate the extent of the chemicals and to determine whether any remediation will be necessary and its nature and extent. The Company has accrued an expense reserve of $250,000 during fiscal 2000 in anticipation of potential costs related to the environmental contamination. Such amount will be reviewed from time to time as more information becomes available to the Company and may be adjusted as conditions warrant.

At December 31, 2001, the Company had $1,250,000 available under a revolving line of credit bearing interest at the lender's prime rate and collateralized by certain accounts receivable and inventories. At December 31, 2001, there was no outstanding balance under this note. The credit agreement contains various debt covenants, the most restrictive of which requires the Company to maintain certain minimum financial criteria. The Company believes it was in compliance with all debt covenant requirements as of December 31, 2001. The Company believes that its present financing is adequate for its capital needs for the foreseeable future.

ARROW-MAGNOLIA INTERNATIONAL, INC.

Index to Financial Statements and Schedule

	Page
Independent Auditors' Report	F-2
Financial Statements:	
Balance Sheets as of December 31, 2001 and 2000	F-3
Statements of Income for the years ended December 31, 2001, 2000 and 1999	F-4
Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999	F-5
Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-6
Notes to Financial Statements	F-7

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Arrow-Magnolia International, Inc.

We have audited the accompanying balance sheets of Arrow-Magnolia International, Inc. (a Texas corporation) as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow-Magnolia International, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

PHILIP VOGEL & CO. PC

Certified Public Accountants

Dallas, Texas
March 21, 2002

ARROW-MAGNOLIA INTERNATIONAL, INC.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$2,323,499	$2,509,660
Short-term investments	200,000	300,000
Trade accounts receivable, less allowance for doubtful accounts of $482,484 in 2001 and $497,245 in 2000	2,756,494	2,780,628
Inventories	847,057	671,872
Prepaid income taxes	223,652	59,141
Deferred income taxes	237,500	216,600
Other assets	129,961	20,807
Total current assets	$6,718,163	$6,558,708
Property and equipment, net	2,702,165	2,532,001
Intangible assets, net	113,035	119,106
Notes receivable	24,262	53,176
Deferred income taxes	1,100	43,800
Other assets, at cost	1,850	1,850
Total assets	$9,560,575	$9,308,641
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$537,063	$715,757
Accrued liabilities	317,490	252,722
Income taxes payable	16,717	22,304
Total current liabilities	$871,270	$990,783
Environmental remediation liability	250,000	250,000
Deferred compensation	104,500	104,500
Total liabilities	$1,225,770	$1,345,283
Commitments and contingencies (see Note I)		
Stockholders' equity:		
Preferred stock - par value $.10, authorized 500,000 shares; none issued	$0	$0
Common stock - par value $.10, authorized 10,000,000 shares; 3,262,066 shares issued in 2000 and 1999	326,207	326,207
Additional paid-in capital	5,618,589	5,607,214
Retained earnings	2,451,477	2,091,405
Less cost of 13,500 shares of common stock in treasury	(61,468)	(61,468)
Total stockholders' equity	$8,334,805	$7,963,358
Total liabilities and stockholders' equity	$9,560,575	$9,308,641

The accompanying notes are an integral part of these statements

ARROW-MAGNOLIA INTERNATIONAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Net sales	$13,574,847	$14,193,264	$14,001,716
Cost of sales	7,604,982	7,965,588	8,004,814
Gross profit	$5,969,865	$6,227,676	$5,996,902
General and administrative expenses	5,335,266	5,161,863	4,461,476
Settlement of lawsuit	125,000	0	0
Income before other income (expense)	$509,599	$1,065,813	$1,535,426
Other income (expense):			
Interest expense	$(183)	$0	$0
Interest income	87,856	152,294	110,244
Other income	0	1,302	522
Total other income (expense)	$87,673	$153,596	$110,766
Income before income taxes	$597,272	$1,219,409	$1,646,192
Provision for income taxes	237,200	433,491	598,130
Net income	$360,072	$785,918	$1,048,062
Earnings per common share:			
Basic	$0.11	$0.24	$0.32
Diluted	$0..10	$0.22	$0.29

The accompanying notes are an integral part of these statements

ARROW-MAGNOLIA INTERNATIONAL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1998

	Common stock		Additional		Cost of	Total
	Shares outstanding	Amount	paid-in capital	Retained earnings	treasury stock	stockholders' equity
Balances at December 31, 1998	2,945,490	$295,899	$4,546,795	$1,328,010	$(61,468)	$6,109,236
10% stock dividend	295,185	29,519	1,040,527	(1,070,585)	0	(539)
Exercise of stock options and related tax benefits	4,791	479	7,414	0	0	7,893
Shares issued pursuant to stock bonus plan	3,100	310	12,478	0	0	12,788
Net income	0	0	0	1,048,062	0	1,048,062
Balances at December 31, 1999	3,248,566	$326,207	$5,607,214	$1,305,487	$(61,468)	$7,177,440
Net Income	0	0	0	785,918	0	785,918
Balances at December 31, 2000	3,248,566	$326,207	$5,607,214	$2,091.405	$(61,468)	$7,963,358
Issuance of stock warrants for professional services	0	0	11,375	0	0	11,375
Net income	0	0	0	360,072	0	360,072
Balances at December 31, 2001	3,248,566	$326,207	$5,618,589	$2,451,477	$(61,468)	$8,334,805

The accompanying notes are an integral part of these statements

ARROW-MAGNOLIA INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1998

	2001	2000	1999
Cash flows from operating activities:			
Net income	$360,072	$785,918	$1,048,062
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	399,855	277,236	192,721
Deferred income taxes	21,800	(97,000)	8,100
Provision for doubtful accounts	348,136	351,050	381,764
Loss on retirement of assets	0	4,317	19,327
Stock warrants issued for professional services	11,375	0	0
Changes in operating assets and liabilities:			
Receivables	(324,002)	(757,992)	(408,130)
Inventories	(175,185)	196	30,547
Prepaid income taxes	(164,511)	20,820	(9,100)
Notes receivable	28,914	(13,176)	0
Other assets	(6,242)	(10,710)	18,068
Accounts payable	(178,694)	131,208	93,102
Accrued liabilities	(38,144)	266,212	20,571
Income taxes payable	(5,587)	(2,194)	(38,797)
Net cash provided by operating activities	$277,787	$955,885	$1,356,235
Cash flows from investing activities:			
Proceeds from sale of short-term investments	$100,000	$300,000	$300,000
Purchase of short-term investments	0	(300,000)	(300,000)
Acquisition of property and equipment	(563,948)	(1,156,566)	(1,052,755)
Net cash used by investing activities	(463,948)	$(1,156,566)	$(1,052,755)
Cash flows from financing activities:			
Proceeds from issuance of common stock	0	0	20,681
Cash issued in lieu of fractional shares	0	0	(539)
Net cash provided (used) by financing activities	$0	$0	$20,142
Net increase (decrease) in cash and cash equivalents	$(186,161)	$(200,681)	$323,622
Cash and cash equivalents:			
Beginning of year	2,509,660	2,710,341	2,386,719
End of year	$2,323,499	$2,509,660	$2,710,341

The accompanying notes are an integral part of these statements

Note A - Summary of significant accounting policies:

Nature of the operations

The Company is engaged in the sale and distribution of chemical products, primarily industrial and institutional cleaning and maintenance supplies and related products, to industrial users, telephone supply distributors, governmental agencies and school systems. The Company's customers operate in many different industries and geographic regions. No single customer accounted for more than 10% of net sales in 2001, 2000 or 1999.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk

In the ordinary course of business, the Company extends unsecured credit to its customers with payment terms generally 30 - 90 days. In addition, the terms of sale generally provide for the limited ability to return the product under certain conditions. Returns of merchandise have historically not been significant to the Company. Because of the credit risk involved, management has provided an allowance for doubtful collections which reflects its opinion of the amounts which will eventually become uncollectible. In the event of complete nonperformance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of nonperformance.

On December 26, 2001, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 01-06, *Accounting by certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others*. This SOP provides certain presentation and disclosure changes for entities with trade receivables and is effective for periods beginning January 1, 2002 and thereafter. The Company has not fully analyzed the provisions of the SOP, but does not believe adoption will have a material effect on the financial statements.

At December 31, 2001, the Company had cash balances of approximately $300,000 in banking institutions in excess of federally insured amounts. These balances are before considering outstanding items. The Company also had approximately $1,422,546 of its funds invested in uninsured money market accounts at December 31, 2001. These funds are managed by outside investment management firms and are invested in short-term instruments with maturities of 120 days or less.

Cash equivalents and statements of cash flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents of $-0- and $986,500 at December 31, 2001 and 2000, respectively, consist of U.S. treasury bills with original maturities of less than three months.

Cash paid for interest during 2001, 2000 and 1999 was $-0-, $-0- and $9,111, respectively. Cash paid for income taxes during 2001, 2000 and 1999 was $353,611, $511,865 and $637,927, respectively.

Short-term investments and financial instruments

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* short-term investments to be held to maturity at December 31, 2001 and 2000, consisting of bank certificates of deposit due within one year, are carried at cost, which approximates market value.

Note A - Summary of significant accounting policies (continued):

The Company has also adopted the provisions of Statement of Financial Accounting Standards (SFAS) Nos. 133 and 138, *Accounting for Derivative Instruments and Hedging Activities*, and the related implementation guidance. Currently the Company does not engage in hedging activities and has no derivative instruments as defined in the statements. Therefore, adoption of these statements has had no affect on the financial statements of the Company.

Inventories

Inventories, which consist primarily of merchandise purchased for resale and raw materials purchased for blending, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The costs of blending products are added to the raw material cost of merchandise available for sale using an internally developed overhead factor.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterment are capitalized.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, has been amortized on a straight-line basis over the expected periods to be benefitted, generally 15 to 40 years. The Company assessed the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

The Company plans to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* effective for periods beginning January 1, 2002, and thereafter. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets*. Specifically, the statement addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition, as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The statement changes the accounting for goodwill from an amortization approach to an impairment approach. Goodwill will no longer be amortized over its estimated useful life, but will be tested for impairment upon the occurrence of certain circumstances. An impairment loss will be recognized if the carrying amount of a reporting unit exceeds its fair value. Management has not fully analyzed the effects of adoption of SFAS No. 142, however, it believes the effects on the financial statements will not be material. As of December 31, 2001, the Company reported goodwill from acquired businesses of $113,035; management does not believe this amount to be impaired. Prior amortization of goodwill for each of the years ended December 31, 2001, 2000 and 1999, was approximately $6,000.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note A - Summary of significant accounting policies (continued):

Earnings per share

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share*, during 1997 and retroactively restated all per share amounts. SFAS No. 128 reporting requirements replace primary and fully-diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS is calculated by dividing net income (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The treasury stock method, as prescribed by SFAS 128, is used to calculate the effects of stock options outstanding on diluted earnings per share.

Shares used in calculating basic and diluted earnings per share are as follows:

	2001	2000	1999
Weighted average common shares outstanding	3,248,566	3,248,566	3,246,602
Dilutive securities:			
Common stock options	824,092	769,092	770,690
Assumed repurchase of common shares from exercise of options	(460,538)	(373,048)	(355,010)
Weighted average common shares outstanding - diluted basis	3,612,120	3,644,610	3,662,282

Stock based compensation

Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide proforma net income and proforma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-valued-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the proforma disclosure provisions of SFAS No. 123.

In addition, the Company has adopted the provisions of Financial Accounting Standards Board Interpretation (FIN) 44, *Accounting for Certain Transactions Involving Stock Compensation*, which became effective July 1, 2000. FIN 44 clarifies the application of APB 25 for certain issues. Among other issues, this interpretation clarifies the definition of an employee for purposes of applying APB 25, the criteria for qualification of a plan as compensatory, the consequences of modifications to the terms of a plan, and the treatment of stock compensation issued to service providers who are not employees. The issuance of this interpretation does not change the current accounting policies of the Company, and has had no affect on the accompanying financial statements.

Note A - Summary of significant accounting policies (continued):

Impairment of long-lived assets and long-lived assets to be disposed of

The Company has adopted the provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years ended December 31, 2001, 2000 and 1999, the Company's analyses indicated that there was not an impairment of its long-lived assets.

The Company plans to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* effective for periods beginning January 1, 2002 and thereafter. SFAS 144 replaces SFAS 121, and, among other matters, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 retains the basic provisions of SFAS 121, but broadens its scope and establishes a single model for long-lived assets to be disposed of by sale. Management dos not believe adoption of the Statement will have any effect on the financial statement of the Company.

Transfers and servicing of financial assets and extinguishment of liabilities

The Company has adopted the provisions of SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and SFAS No. 140, (by the same title and which replaces SFAS 125 for transactions occurring after March 31, 2001). These statements provide accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Adoption of these statements has had no affect on the financial statements of the Company.

Reporting comprehensive income and operating segments

The Company has adopted the provisions of SFAS No. 130, *Reporting Comprehensive Income* and SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information.* SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements has had no impact on the Company's financial position, results of operations, cash flows, or related disclosures.

Fair value of financial instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements include cash and cash equivalents, short-term investments, trade accounts receivable, other receivables, note receivable, other assets, trade accounts payable, notes payable and long-term debt. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of those instruments. The carrying value of long-term debt approximates fair value as terms approximate those currently available for similar debt instruments.

Note A - Summary of significant accounting policies (continued):

Revenue recognition

The Company follows the provisions of SEC Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements*, and recognizes revenues when its products are shipped to customers (terms are FOB shipping point) at which time evidence exists of a completed transaction and customer acceptance exists. Appropriate provisions for estimated returns of product and other allowances have been made in the accompanying financial statements. Amounts billed to customers for shipping and handling are classified as revenues; while shipping and handling costs are included in cost of sales.

Note B - Inventories:

Inventories consisted of the following at December 31, 2001 and 2000:

	2001	2000
Raw materials purchased for blending	$361,867	$278,774
Merchandise available for sale	485,190	393,098
	$847,057	$671,872

Note C - Property and equipment:

Property and equipment consisted of the following at December 31, 2001 and 2000:

		2001	2000
Land		$97,209	$97,209
Buildings and improvements	5 to 40 years	1,369,802	1,363,588
Machinery and equipment	3 to 10 years	2,381,139	1,888,457
Furniture and fixtures	5 to 10 years	489,915	486,078
Computers	5 years	40,719	0
		$4,378,784	$3,835,332
Less accumulated depreciation		1,676,619	1,303,331
		$2,702,165	$2,532,001

Depreciation expense charged to operations was $393,784, $271,166 and $186,651 in 2001, 2000 and 1999, respectively.

Note D - Intangible assets:

Intangible assets consisted of the following at December 31, 2001 and 2000:

		2001	2000
Goodwill	15 to 40 years	$160,124	$160,124
Less accumulated amortization		47,089	41,018
		$113,035	$119,106

Note E - Credit agreement:

The Company has available at December 31, 2001, a revolving line of credit with a bank due on May 1, 2002. The credit agreement provides for a commitment from the lender at the lesser of $1,250,000 or the borrowing base as defined. At December 31, 2001 and 2000, there were no outstanding balances due under this agreement. The credit agreement contains various debt covenants, the most restrictive of which requires the Company to maintain certain minimum financial criteria. At December 31, 2001, the Company believes it is in compliance with all debt covenant requirements. The note requires monthly payments of interest at the lender's prime rate and is collateralized by certain accounts receivable and inventories.

Note F - Income taxes:

Income tax expense for the years ended December 31, 2001, 2000 and 1999, consisted of the following:

	2001	2000	1999
U.S. federal - current	$189,100	$500,800	$536,398
U.S. federal - deferred	21,800	(97,000)	8,100
State - current	26,300	29,691	53,632
	$237,200	$433,491	$598,130

Income tax expense for the years ended December 31, 2001, 2000 and 1999, differs from the "expected" tax expense (computed by applying the 34% U.S. federal corporate rate to income before income taxes) as follows:

	2001	2000	1999
Computed "expected" tax expense	$203,072	$414,599	$559,705
Amortization of goodwill	939	703	939
State income taxes, net of federal benefit	17,358	19,596	35,397
Nondeductible and other items	15,831	(1,407)	2,089
	$237,200	$433,491	$598,130

Note F - Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

	2001	2000
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$164,000	$169,000
Overhead allocation to inventories under IRC 263a	66,300	40,400
Accrual of environmental remediation liability	85,000	85,000
Expense resulting from issuance of stock options and warrants	35,600	35,450
Total gross deferred tax assets	$265,900	$244,850
Less valuation allowance	0	0
Net deferred tax assets	$265,900	$244,850
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation	$(111,600)	$(68,900)
Other	(700)	(550)
Total gross deferred tax liabilities	$(112,300)	$(69,450)
Net deferred tax asset	$153,600	$175,400

Deferred tax assets and liabilities are computed by applying the effective U.S. federal income tax rate to the gross amounts of temporary differences and other tax attributes. Deferred tax assets and liabilities relating to state income taxes are not material. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the net deferred tax assets at December 31, 2001, to be realized as a result of future taxable income.

Note G - Stockholders' equity:

Stock equivalents at December 31, 2001, 2000 and 1999, and changes in stock equivalents for the three-year period ended December 31, 2001, are presented below:

	Stock options		Stock warrants	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options and warrants outstanding, December 31, 1998	703,969	$0.63	0	$0.00
Granted	20,000	4.38	10,000	4.75
Exercised	(4,791)	0.50	0	0.00
10% stock dividend	71,914	0.73	1,000	4.75
Options and warrants outstanding, December 31, 1999	791,092	0.73	11,000	4.75
Granted	42,000	2.88	0	0.00
Options and warrants outstanding, December 31, 2000	833,092	0.84	11,000	4.75
Granted	55,000	2.02	10,000	2.20
Options and warrants outstanding, December 31, 2001	888,092	0.92	21,000	3.54

The weighted average exercise price of all exercisable options at December 31, 2001, 2000 and 1999, was $0.77, $0.84 and $0.73, respectively. The weighted average exercise price of all outstanding options at December 31, 2001, 2000 and 1999 was $0.92, $0.84 and $0.73, respectively.

Stock option plan

The Company has a non-qualified stock option plan (Plan) covering approximately 957,000 shares of common stock. Participants are selected by the Company's board of directors from the executive officers and other key employees of the Company. The Plan provides that the option price per share and vesting period for stock options issued under the Plan are determined by the Company's board of directors. The Plan provides that the contractual lives of the options are ten (10) years unless otherwise stipulated by the Company's board of directors

$.50 stock options

In December 1994, 400,000 stock options were granted to certain officers of the Company at an option price of $.50 per share, the estimated fair market value of the common stock at the date of grant. These stock options were fully exercisable at the date of grant.

In January 1995, an additional 100,000 options were granted to certain key employees. These stock options were issued at an option price of $.50 per share, the estimated fair value of the common stock at the date of grant, and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance.

Options outstanding were increased by 50,000 in 1995, 54,208 in 1997, 58,497 in 1998, and 63,864 in 1999 due to 10% stock dividends. At December 31, 2001, 24,027 of these options had been exercised and 702,542 remain outstanding.

Note G - Stockholders' equity (continued):

At December 31, 2001, 2000 and 1999, all of these options were fully vested and exercisable. The remaining weighted-average contractual life of these options was 3.2 years at December 31, 2001.

$2.00 stock options

In January 1997, the Company granted 50,000 stock options to an employee of the Company. These stock options were issued at an option price of $2.00 per share. The stock options were fully exercisable at the date of grant. During 1997, the Company recognized the aggregate excess of the market price over the exercise price at date of grant, $104,500, as expense. Options outstanding were increased by 5,000 in 1997, 5,500 in 1998, and 6,050 in 1999 due to 10% stock dividends. At December 31, 2001, none of these options have been exercised and 66,550 remain outstanding. At December 31, 2001, 2000 and 1999, all of these options were fully vested and exercisable. The remaining average contractual life of these options was 5 years at December 31, 2001.

During January 2001, the Company granted 45,000 stock options to certain key employees of the Company. These stock options vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 2001, none of these options have been exercised; 45,000 remain outstanding and 9,000 were exercisable. The remaining average contractual life of these options was 9 years at December 31, 2001.

$2.125 stock options

In March 2001, the Company granted 10,000 stock options to an employee of the Company. These stock options were issued at an option price of $2.125 per share and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 2001, none of these options had been exercised; 10,000 remain outstanding and 2,000 were exercisable. The remaining average contractual life of these options was 9 years at December 31, 2001.

$4.375 stock options

In January 1999, the Company granted 20,000 stock options to certain employees of the Company. These stock options were issued at an option price of $4.375 per share and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. Total stock options outstanding were increased by 2,000 in 1999, due to a 10% stock dividend. At December 31, 2001, none of these options had been exercised and 22,000 remain outstanding. At December 31, 2001, 2000 and 1999; 16,500, 11,000, and 5,500, respectively, were exercisable. The remaining average contractual life of these options was 7 years at December 31, 2001.

Stock warrants

In February 1999, the Company issued stock warrants to a service provider. The stock warrants are exercisable to purchase up to 10,000 shares of the Company's common stock at $4.75 per share. The stock warrants were increased to 11,000 in 1999 due to a 10% stock dividend. These warrants were valued at $0.62 per share using the Black Scholes option-pricing model. Assumptions included an expected dividend yield of 0.0%, a risk-free interest rate of 4.81%, an expected life of 2 years and an expected volatility of 46.04%. At December 31, 2001, 2000 and 1999, none of these warrants had been exercised; 11,000 remain outstanding and all are exercisable. The remaining average contractual life of these warrants was 7 years at December 31, 2001.

In July 2001, the Company issued stock warrants to a service provider. The stock warrants are exercisable to purchase up to 10,000 shares of the Company's common stock at $2.20 per share. These warrants were valued at $1.14 per share using the Black Scholes option-pricing model. Assumptions included an expected dividend yield of 0.0%, a risk-free interest rate of 3.53%, an expected life of 5 years and an expected volatility of 56.24%. At December 31, 2001, none of these warrants have been exercised; 10,000 remain outstanding and all are exercisable. The remaining average contractual life of these warrants was 9 years at December 31, 2001.

Note G - Stockholders' equity (continued):

Stock dividends

Effective July 20, 1999, the Company issued a 10% stock dividend on all outstanding common shares.

Note H - Proforma information related to stock options:

The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $1.27, $1.99 and $1.94, respectively, on the date of grant, using the Black Scholes option-pricing model. The following weighted-average assumptions were used in the pricing model:

	2001	2000	1999
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.34%	6.66%	4.84%
Expected life	7 years	7 years	7 years
Expected volatility	56.24%	70.98%	45.84%

Note H - Proforma information related to stock options (continued):

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, has recognized no compensation expense for stock options granted at exercise prices at least equal to the market value of the Company's common stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below:

	2001	2000	1999
Net income:			
As reported	$360,072	$785,918	$1,048,062
Proforma	$325,555	$758,772	$1,037,796
Basic earnings per common share:			
As reported	$0.11	$0.24	$0.32
Proforma	$0.10	$0.23	$0.32
Diluted earnings per common share:			
As reported	$0.10	$0.22	$0.29
Proforma	$0.09	$0.22	$0.28

Proforma net income reflects only options granted in 2001, 2000 and 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the proforma net income amounts presented above because compensation cost is reflected over the option's vesting period, and compensation cost for options granted prior to January 1, 1995, is not considered.

Note I - Quarterly financial data (unaudited):

Quarterly net income (loss) and earnings (loss) per share for 2001 are as follows:

	Net income (loss)	Earning (loss) per share	
		Basic	Diluted
First quarter	$269,832	$0.08	$0.07
Second quarter	(6,254)	$0.00	$0.00
Third quarter	211,171	$0.06	$0.06
Fourth quarter	(114,677)	$(0.04)	$(0.03)
	$360,072		

Note J - Commitments and contingencies:

Legal actions

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

During the year ended December 31, 2001, the Company reached a final settlement with respect to a lawsuit brought against it. The cost to the Company was $125,000, which was paid and charged to operations during the year-ended December 31, 2001.

Environmental remediation

As a result of an environmental site investigation conducted by an outside engineering firm during 2000, the Company discovered that certain regulated chemicals exist in the soils and ground water underneath its facilities. It appears that this contamination was the result of activities that took place prior to 1985, when current management assumed control of the Company.

On March 2, 2001, the Company notified the Texas Natural Resource Conservation Commission (TNRCC) of the results of this investigation and that it intended to apply for the Voluntary Cleanup Program during 2001. In July 2001, the TNRCC accepted the Company's application into the Voluntary Cleanup Program and approved its proposal. The stipulations of the proposal require the Company to conduct more extensive environmental studies into the contamination and to report the findings to the TNRCC in June 2002. In addition, the Company has agreed to produce recommendations for the cleanup, should any cleanup be necessary based on the ongoing investigations. The Company plans to conduct further investigations into the contamination, after which time, the Company believes it should be able to reasonably estimate the potential costs of the environmental remediation.

Based on this investigation, the Company believes it is likely that it will incur costs for investigation and monitoring and, possibly, environmental remediation costs. At this time, it is not possible to estimate the amount of such liability because the discovery is still in an investigatory stage and the extent of possible contamination has not been determined. In addition, the Company has not been subjected to any claims or assessments with respect to this environmental issue.

Nevertheless, the Company believed it was appropriate to provide for the anticipated financial effects of this matter at the date of its discovery in order to more accurately reflect its liabilities. Based on information available, management determined that $250,000 was its best estimate of the costs for continuing investigation and potential remediation. Accordingly, $250,000 was accrued and charged to operations during the year ended December 31, 2000. Management's estimate of potential future costs remains at $250,000 as of December 31, 2001. It is at least reasonably possible that this estimate of future costs will change and the change could be material.

The Company incurred costs of $20,000 and $35,000, respectively, with respect to investigation of the potential environmental contamination, which have been expensed for the years ended December 31, 2001 and 2000.

Note J - Commitments and contingencies (continued):

Examinations by tax authorities

The Company is currently undergoing examinations by various taxing authorities, including the Internal Revenue Service for the year ended December 31, 1999, and the State of Texas for the years 1998 through 2001. Various issues have been raised which the Company is not in agreement with and is contesting through informal conferences at this time. The examinations have not been completed and management has been unable to determine the likelihood or extent of an unfavorable outcome to the Company, and, as such, has not accrued any amounts in the financial statements as of December 31, 2001.

Commitments

The Company is obligated under operating leases for equipment through August 2004. Minimum annual rentals under such arrangements are as follows:

Year ending December 31,	Amount
2002	$47,041
2003	40,015
2004	10,152
Total	$97,208

NOTES

NOTES

ARROW-MAGNOLIA
INTERNATIONAL,
INC.

Board of Directors

Morris Shwiff	Chairman of the Board of Arrow-Magnolia International., Inc.
Mark Kenner	Senior Vice Chairman of the Board
Fred Kenner	President of Arrow-Magnolia International, Inc.
Clifton R. Duke	Chairman Emeritus of Container Supply, Inc., a distributor of rigid packaging products.
Robert DeRosier	Retired Chairman of AMRep, Inc., a manufacturer of specialty chemicals.

Executive Officers

Morris Shwiff	Chairman of the Board
Mark Kenner	Vice Chairman of the Board, Chief Executive Officer
Fred Kenner	President
John Niland	Vice President

Registrar and Transfer Agent
Computershare Investor Services, LLC
P.O. Box 1596
Denver, Colorado 80201

Auditors
Philip Vogel & Co., P.C.
10440 N. Central Expressway
Suite 1550
Dallas, Texas 75231

Legal Counsel
Hewitt & Hewitt, P.C.
2612 Thomas Avenue
Dallas, Texas 75204

Corporate Headquarters
2646 Rodney Lane
Dallas, Texas 75229

Form 10-KSB Report
**A copy of the Company's Annual Report on Form 10-KSB will be made available to interested shareholders upon request to the Investor Relations Department
2646 Rodney Lane
Dallas, Texas 75229**

ARROW MAGNOLIA
International

2646 Rodney Lane
Dallas, Texas 75229
800-527-2101

www.ArrowMagnolia.com